

Mail Stop 4631

May 24, 2017

Via E-mail
Ms. Jenny L. Apker
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place
Suite 700
Charlotte, North Carolina 28277

> **Re:** **Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Period Ended March 31, 2017**
> **Filed May 9, 2017**
> **Response dated May 10, 2017**
> **File No. 1-36876**

Dear Ms. Apker:

We have reviewed your response letter dated May 10, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Goodwill and Long-Lived Asset Impairment, page 47

1. We note your response to comment 5 of our letter dated April 28, 2017. You determined it was not more likely than not that the Renewable segment's goodwill was impaired as the fair value exceeded its carrying value by $114 million. You note that your estimate of fair value was based on your updated forecast which reflects the expectation that the

Renewable business will return to profitability. Please help us better understand your basis for assuming that the Renewable business will return to profitability, including when you expect this to occur. Please specifically address the factors that led to this expectation. In this regard, we note that your disclosures on page 28 of your Form 10-Q for the period ended March 31, 2017 indicate a declining trend in terms of bookings and backlog.

Form 10-Q for the Period Ended March 31, 2017

Note 5 – Contracts and Revenue Recognition, page 10

2. Please expand your disclosures to explain why the $2.6 million reduction in the reserve for estimated losses had no net impact on your statement of operations during the period ended March 31, 2017.

Liquidity and Capital Resources, page 31

3. We note your response to comment 2 of our letter dated April 28, 2017. You expect cash and cash equivalents, cash flows from operations, and your borrowing capacity to be sufficient to meet your liquidity needs. You also expect your operations to use cash over the full year of 2017 which is expected to be funded in part through borrowings from your United States revolving credit facility. We continue to believe that you should expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following specifically related to the three primary sources of cash you identified:
   - Your cash and cash equivalents decreased from $365.2 million at December 31, 2015 to $95.9 million at December 31, 2016. Your cash and cash equivalents further decreased to $46.3 million at March 31, 2017 of which $35.5 million is held by foreign entities;
   - Your net cash generated from operating activities decreased significantly from $170.4 million during the year ended December 31, 2015 to $2.3 million during the year ended December 31, 2016. For the three months ended March 31, 2017, your net cash used in operating activities increased from $37.9 million for the three months ended March 31, 2016 to $74.8 million for the three months ended March 31, 2017; and
   - You had $228.8 million available borrowing capacity under your credit agreement at December 31, 2016 compared to $373 million at December 31, 2015. This available borrowing capacity was further significantly reduced to $55.1 million at March 31, 2017.
   Refer to Item 303(a)(1) and (2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction